Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Recon Technology, Ltd on Amendment No. 1 to Form F-1, File No. 333-271547, of our report dated October 28, 2022, with respect to our audits of the consolidated financial statements of Recon Technology, Ltd as of June 30, 2021 and 2022 and for each of the years in the three-year period ended June 30, 2022 appearing in the Annual Report on Form 20-F of Recon Technology, Ltd for the year ended June 30, 2022. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

We were dismissed as auditors on February 1, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Friedman LLP

Friedman LLP

New York, NY

May 26, 2023